ORCA CAPITAL SECURITIES, LLC
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2015

Revenues:		
Investment banking	$	1,365,641
Interest and dividends		42
Other revenue		10,156
Total Revenue		1,375,839
Expenses:		
Employee compensation and benefits		859,946
Professional fees		93,086
Occupancy and equipment		56,321
Travel expenses		26,215
Communications and data processing		23,616
Advertising and marketing		20,114
License and registration		7,162
Other expenses		59,836
Total Expenses		1,146,296
Net Income	$	229,543

See accompanying notes.